Gallagher Securities, Inc.

(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

(SEC I.D. No. 53563)

Statement of Financial Condition as of December 31, 2025, and Report of Independent Registered Public Accounting Firm

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gallagher Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Madison Avenue, 28th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Ryan Fitzpatrick, Chief Compliance Officer	212-309-3494	Ryan_Fitzpatrick@ajgre.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

155 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Fitzpatrick, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gallagher Securities, Inc., as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____

Ryan Fitzpatrick
Chief Compliance Officer of
Gallagher Securities, Inc.

_____

Notary Public

TABLE OF CONTENTS

This report contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 6,473,633
Accounts receivable, net	6,767,822
Due from Parent	9,951,003
Prepaid expenses and other assets	178,994
Deferred tax asset	76,095
TOTAL	$ 23,447,547

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to Parent	1,464,385
Accounts payable, accrued expenses, and other liabilities	585,091
Income taxes payable	1,901,610
Total liabilities	3,951,086
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	7,567,205
Retained earnings	11,928,256
Total stockholder's equity	19,496,461
TOTAL	$ 23,447,547

The accompanying notes are an integral part of this Statement of Financial Condition.

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

1. ORGANIZATION

Gallagher Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Municipal Securities Rulemaking Board and the National Futures Association.

The Company was incorporated in 1977 and is a wholly owned subsidiary of Arthur J. Gallagher & Co. (the "Parent"). The Company is a broker, consultant, and FINRA registered broker-dealer that specializes in providing securities services to not-for-profit entities, corporations, and publicly traded entities and operates as a single segment. The Company has identified its Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company pursuant to an intercompany cost sharing agreement.

This Statement of Financial Condition has been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company's primary use of liquidity is to fund working capital requirements of the business, including meeting necessary collateral posting requirements established by FINRA to facilitate revenue earning activities. The Company entered into, and repaid, un-subordinated loans totaling $1,720,000,000 with the Parent for the year ended December 31, 2025. These loans were to finance catastrophe bond underwriting activities and were generally outstanding 1 to 2 days only, and had stated rates of interest between 5.0% and 6.5%.

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Cash and cash equivalents — All highly liquid investments consisting principally of cash and money market accounts that have average maturities of 90 days or less, are considered cash equivalents. There is no restricted cash at December 31, 2025. Cash equivalents at December 31, 2025 include $5,620,000 invested in low-risk money market accounts held in a Goldman Sachs asset management account. The carrying amounts of all cash and cash equivalents approximate fair value because of the short-term duration of these instruments and are classified within Level 1 of the fair value hierarchy.

Accounts receivable, net — Accounts receivable, net consists of commissions and fees receivable that are recognized net of allowance for uncollectible accounts. Credit losses are recorded, when necessary, in an amount considered by management to be sufficient to recognize expected losses for uncollectible accounts to state the commissions and fees receivable at their net realizable value. The Company recognized receivables from commissions and fees of $6,767,822 at December 31, 2025. The Company did not have any contract assets December 31, 2025. For the year ended December 31, 2025, the Company did not write off any uncollectable accounts receivable.

Income Taxes — The Company is included in the consolidated federal and unitary state income tax returns filed by the Parent. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through additional paid in capital account with the Parent.

Use of Estimates — The preparation of this Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. These accounting principles require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses, and the disclosure of contingent assets and liabilities at the date of this Statement of Financial Condition. The Company periodically evaluates estimates and assumptions, including those relating to the valuation of discretionary compensation, share-based compensation, accrued liabilities, income taxes, commitments and contingencies, and revenue recognition. The Company bases its estimates on historical experience and various assumptions that the Company believes to be reasonable based on specific circumstances. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Fidelity Bond — The Company maintains a $1,000,000 fidelity bond.

Recent Accounting Pronouncements

Income Taxes

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this update are effective for annual periods beginning after December 15, 2025. We adopted this ASU as of December 31, 2025, which affected our income taxes disclosure. See Note 4 to these financial statements for further detail regarding the impact of this ASU.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Income Statement Reporting–Comprehensive Income–Expense Disaggregation Disclosures* (Subtopic 220-40), Disaggregation of Income Statement Expenses. The standard update improves the disclosures about a public business entity's expenses by requiring more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation and amortization) included within income statement expense captions. The guidance will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The standard updates are to be applied prospectively with the option for retrospective application. We are currently evaluating the impact of adoption of the standard update on our financial statement disclosures.

3. **FAIR VALUE**

The FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are based on unadjusted quoted prices in active markets for identical financial instruments;

- Level 2 inputs are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and

- Level 3 are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The carrying amounts of financial assets and liabilities reported in this Statement of Financial Condition for cash and cash equivalents, accounts receivable, net, due from Parent, payable to Parent and accounts payable, accrued expenses and other liabilities, at December 31, 2025, approximate fair value because of the short-term duration of these instruments. There were no transfers between Levels 1, 2, or 3 during the year.

4. **INCOME TAX**

   At December 31, 2025, the Company recorded $76,095 of net deferred tax assets. The Company's net deferred income tax asset is attributable to basis differences primarily in accrued compensation, deferred revenue and miscellaneous reserves.

   During 2025, there was no valuation allowance or change in the valuation allowance. At December 31, 2025, the Company had no accrued interest and penalties related to unrecognized tax benefits.

   At December 31, 2025, the Parent's consolidated tax return had been examined by the IRS or the statute had lapsed through calendar year 2021. In addition, from 2021 forward, various state jurisdictions remain open. The Gallagher consolidated income tax return for the year ended December 31, 2022 is currently under IRS federal audit.

5. **RELATED-PARTY TRANSACTIONS**

   The Parent and other entities under common control of the Parent, which we refer to as "Affiliates", provide the Company with various services, including management, accounting, and recordkeeping services, and allocates these costs to the Company. The Company enters into transactions with Parent and Affiliates as presented below:

Affiliate	Agreement	Description of Service
Gallagher Re Inc.	Services Agreement	Affiliate provides the Company with various services, including management, accounting, and recordkeeping services, and allocates these costs to the Company.
Arthur J. Gallagher & Co.	Intercompany loan	On June 28, 2024, the Company entered into an agreement and funded a loan to the Parent in the amount of $8,355,370, which is included in Due from Parent in the Statement of Financial Condition. This loan to the Parent has an interest rate of 5.12% and is due on June 28, 2026 with various terms to prepay by the Parent or right to demand by the Company prior to maturity.
Arthur J. Gallagher & Co.	Underwriting Funding Loan Agreement	The Company borrowed $1,720,000,000 from the Parent on an un-subordinated basis. These funds are used to purchase securities, which are immediately re-sold to third parties through the Pershing broking system. These loans with Parent are generally outstanding only one or two days and all have been repaid in 2025.
Gallagher Securities Ltd.	Service Level Agreement and Revenue Sharing Agreement	This agreement establishes procedures for the parties to provide certain consulting services to each other, and for the party receiving such consulting services to share a portion of revenues received from related transactions with the party providing such services. The Company's CODM also spends some of their time providing management oversight to the Affiliate..
Gallagher Securities Europe SAS	Service Level Agreement and Revenue Sharing Agreement	This agreement establishes procedures for the parties to provide certain consulting services to each other, and for the party receiving such consulting services to share a portion of revenues received from related transactions with the party providing such services.

6. CONCENTRATION OF RISKS

The Company maintains its cash balances with major depository institutions, in amounts, which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2024, the Company had net capital of $2,352,056, which was $2,102,056 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.68 to 1.

8.   **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through the date the Statement of Financial Condition was issued on March 27, 2026. No subsequent events were noted that required adjustment or disclosure in the Statement of Financial Condition.

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